UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3
                    Under the Securities Exchange Act of 1934


                              LSB Industries, Inc.
                                (Name of Issuer)


                        Common Stock, Par Value $.10 Per
                                      Share
                         (Title of Class of Securities)


                                    502160104
                                 (CUSIP Number)


             Nelson Obus, Wynnefield Partners Small Cap Value, L.P.
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814
                                       and
                               Jesse R. Meer, Esq.
                        Berlack, Israels & Liberman LLP,
           120 West 45th Street, New York, N.Y. 10036, (212) 704-0100
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                   May 6, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                               (Page 1 of 8 Pages)

                         Amendment No. 3 to SCHEDULE 13D

-------------------------                                    -------------------
CUSIP No.  502160104                                           Page 2 of 8 Pages
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:       Wynnefield Partners Small Cap Value, L. P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:              13-3688497


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |x|
                                                                        (b) |_|


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                        WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      (2)(d) or (e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
  NUMBER OF                  7  SOLE VOTING POWER
   SHARES
BENEFICIALLY                                              235,620
  OWNED BY                ------------------------------------------------------
    EACH                     8  SHARED VOTING POWER
 REPORTING
   PERSON                                                   None
    WITH                  ------------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                                          235,620
                          ------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                                             None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      235,620  shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

                               (Page 2 of 8 Pages)

                         Amendment No. 3 to SCHEDULE 13D

-------------------------                                    -------------------
CUSIP No.  502160104                                           Page 3 of 8 Pages
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:               Wynnefield Small Cap Value, L.P. I
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:              13-3953291


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |x|
                                                                        (b) |_|


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                        WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      (2)(d) or (e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

              Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF                  7  SOLE VOTING POWER
   SHARES
BENEFICIALLY                                              204,680
  OWNED BY                ------------------------------------------------------
    EACH                     8  SHARED VOTING POWER
 REPORTING
   PERSON                                                   None
    WITH                  ------------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                                          204,680
                          ------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                                             None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      204,680  shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.7
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

                               (Page 3 of 8 Pages)

                         Amendment No. 3 to SCHEDULE 13D

-------------------------                                    -------------------
CUSIP No.  502160104                                           Page 4 of 8 Pages
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:   Wynnefield Small Cap Value Offshore Fund, Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:          Not Applicable


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |x|
                                                                        (b) |_|


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                        WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      (2)(d) or (e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

              Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF                  7  SOLE VOTING POWER
   SHARES
BENEFICIALLY                                              83,900
  OWNED BY                ------------------------------------------------------
    EACH                     8  SHARED VOTING POWER
 REPORTING
   PERSON                                                   None
    WITH                  ------------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                                          83,900
                          ------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                                             None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      83,900  shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .7
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

                               (Page 4 of 8 Pages)

                         Amendment No. 3 to SCHEDULE 13D

-------------------------                                    -------------------
CUSIP No.  502160104                                           Page 5 of 8 Pages
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:                           Channel Partnership II
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:              22-3215653


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |x|
                                                                        (b) |_|


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                        WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      (2)(d) or (e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
  NUMBER OF                  7  SOLE VOTING POWER
   SHARES
BENEFICIALLY                                              24,000
  OWNED BY                ------------------------------------------------------
    EACH                     8  SHARED VOTING POWER
 REPORTING
   PERSON                                                   None
    WITH                  ------------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                                          24,000
                          ------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                                             None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      24,000  shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .2
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

                               (Page 5 of 8 Pages)

                         Amendment No. 3 to SCHEDULE 13D

-------------------------                                    -------------------
CUSIP No.  502160104                                           Page 6 of 8 Pages
-------------------------                                    -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:                                      Nelson Obus
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |x|
                                                                        (b) |_|


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                        PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      (2)(d) or (e) |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

              United States
--------------------------------------------------------------------------------
  NUMBER OF                  7  SOLE VOTING POWER
   SHARES
BENEFICIALLY                                              20,000
  OWNED BY                ------------------------------------------------------
    EACH                     8  SHARED VOTING POWER
 REPORTING
   PERSON                                                   None
    WITH                  ------------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                                          20,000
                          ------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                                             None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,000  shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .17
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

                               (Page 6 of 8 Pages)

                         AMENDMENT NO. 3 TO SCHEDULE 13D

Item 1. Security and Issuer.

     This amended statement relates to shares of the common stock, par value $.001 per share, of LSB Industries, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107.

Item 2. Identity and Background.

     This amended statement is being filed by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield") and Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield-I"), limited partnerships formed under the laws of the State of Delaware (the "Partnerships"), Wynnefield Small Cap Value Offshore Fund, Ltd., a Cayman Islands corporation (the "Fund"), Channel Partnership II, a Delaware partnership ("Channel"), and Nelson Obus, collectively referred to herein as the "Wynnefield Entities". The principal business of the Wynnefield Entities is investments, and the address of their principal offices is One Penn Plaza, Suite 4720, New York, New York 10119.

     Nelson Obus, Joshua Landes and Robert Melnick are the managing members of Wynnefield Capital Management, LLC ("WCM"), the general partner of the
Partnerships, and their principal business address is the same as the Partnerships'. The principal occupations of Messrs. Obus, Landes and Melnick are to manage the investments of the Wynnefield Entities. They are also officers of the Fund and partners of Channel.

     During the past five years, neither the Partnerships, the Fund, Channel, WCM, Mr. Obus, Mr. Landes nor Mr. Melnick (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus, Landes and Melnick are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The 568,200 shares of the Issuer's common stock that are now held by the Wynnefield Entities were purchased for cash, which was provided from the working capital of each of the Wynnefield Entities, except in the case of Mr. Obus the investment was made with personal funds.

Item 4. Purpose of Transaction.

     All 568,200 shares of the Issuer's common stock that are now held by the Wynnefield Entities were purchased for investment.

Item 5. Interest in Securities of the Issuer.

     As the result of the sale by the Wynnefield Entities on May 6, 1999 of a total of 85,000 shares of the Issuer's common stock, the Wynnefield Entities now own 568,200 shares of the Issuer's common stock, as follows: 235,620 shares are owned by Wynnefield, 204,680 shares are owned by Wynnefield-I, 83,900 shares are owned by the Fund, 24,000 shares are owned by Channel, and 20,000 shares are owned by Mr. Obus. Such shares represent 4.8% of the 11,825,586 shares of common stock of the Issuer reported as outstanding as of March 31, 1999.


                               (Page 7 of 8 Pages)

     Accordingly, after this amended statement is filed, the Wynnefield Entities will no longer be required to report their purchases and sales of the Issuer's shares under Section 13 (d) of the Securities Exchange Act of 1934, as amended, unless subsequent purchases bring their collective holdings over the 5% threshold.

     Messrs. Obus, Landes and Melnick, the managing members of WCM (the general partner of the Partnerships), the officers of the Fund and the partners of Channel have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of, the shares held by the Wynnefield Entities. In such capacities, Messrs. Obus, Landes and Melnick have the sole power to receive or to direct the receipt of the proceeds from the sale of the shares, or any dividends paid with respect to the shares held by the Wynnefield Entities, except in the case of Mr. Obus' shares, only he has the power to vote or dispose of them.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither the Wynnefield Entities, WCM, Mr. Obus, Mr. Landes nor Mr. Melnick has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the shares of the Issuer. None of such shares is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over them.

Item 7. Material to be Filed as Exhibits.

         None


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

            May 17, 1999
               (Date)
                             WYNNEFIELD PARTNERS SMALL  CAP VALUE, L.P.
                             WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.  I
                                        By Wynnefield Capital Management, LLC

                                                 By:  /s/ Nelson Obus
                                                      --------------------------
                                                          Managing Member

                             WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                        By:     /s/ Nelson Obus
                                                --------------------------------
                                                          Authorized Officer

                             CHANNEL PARTNERSHIP II

                                        By:      /s/ Nelson Obus
                                                 -------------------------------
                                                          General Partner

                             /s/ Nelson Obus
                             ---------------------------------------------------


                               (Page 8 of 8 Pages)